CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
June 12, 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)

ASX/NASDAQ Media Release	12 June 2008

LONG-TERM SAFETY STUDY OF BRONCHITOL COMPLETES
Pharmaceutical company Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced that the 12 month Phase III clinical trial evaluating the safety of Bronchitol in 100 subjects with bronchiectasis has completed.
This 12 month treatment period was an open label extension to a three month efficacy trial which has already reported, showing that Bronchitol improved quality of life and mucus clearance. The objective of the open label extension is to determine the adverse event profile of Bronchitol following prolonged use.
Following statistical analysis, the results from this second phase of the trial will be reported in July 2008.
Pharmaxis CEO Alan Robertson said following receipt of the study report, Pharmaxis intends filing its first marketing application in Australia for Bronchitol next quarter.
“We are receiving strong demand to continue treatment after participation in the trial has concluded and, where possible, we make this available.”
Bronchitol is being developed as a twice daily inhalation therapy for people with the incurable lung condition bronchiectasis.
It is estimated that more than 600,000 people in the major pharmaceutical markets suffer from bronchiectasis and Pharmaxis expects Bronchitol to be the first targeted medication for this patient group in 20 years, addressing an important medical need. Total U.S. medical care expenditure is US$13,000 per bronchiectasis patient, double that of patients without the disorder; and an increased overall cost to the US health system of US$630 million.
Bronchiectasis is an incurable, degenerative and chronic lung condition that makes breathing difficult through excessive mucus build up in the lungs.
— ends —
SOURCE: Pharmaxis Ltd, Sydney, Australia
CONTACT: Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
Australia:
Virginia Nicholls, phone +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com

Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: June 12, 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer